Exhibit 99.2

Acquisition of Stillwater Mining Company Creating a Premier, Global Precious Metals Miner February 2017 1

Disclaimer Additional Information and Where to Find It This presentation does not constitute the solicitation of any vote, proxy or approval. In connection with the proposed transaction, Sibanye Gold (“Sibanye”) intends to post to its shareholders a JSE Limited (“JSE”) Category 1 circular subject to the approval of the circular by the JSE and Stillwater Mining Company (“Stillwater”)has filed with the Securities and Exchange Commission (the “SEC”) relevant materials, including a proxy statement. The JSE Category 1 circular and other relevant documents will be sent or otherwise disseminated to Sibanye’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF SIBANYE ARE ADVISED TO READ THE JSE CATEGORY 1 CIRUCLAR AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement and other relevant documents will be sent or otherwise disseminated to Stillwater’s shareholders and will contain important information about the proposed transaction and related matters. SHAREHOLDERS OF STILLWATER ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. When available, Sibanye shareholders may obtain free copies of the JSE Category 1 circular by going to Sibanye’s website at www.sibanyegold.co.za. The proxy statement and other relevant documents may also be obtained, free of charge, on the SEC's website (http://www.sec.gov). Stillwater shareholders may obtain free copies of the proxy statement from Stillwater by going to Stillwater’s website at www.stillwatermining.com. Participants in the Solicitation Sibanye, Stillwater and their respective directors and officers may be deemed participants in the solicitation of proxies of Sibanye’s and Stillwater’s respective shareholders in connection with the proposed transaction. Sibanye’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Sibanye in Sibanye’s Annual Report on Form 20-F, for the fiscal year ended December 31, 2015, which was filed with the SEC on March 21, 2016. Stillwater’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of Stillwater in Stillwater’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which was filed with the SEC on February 22, 2016. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transaction is included in the proxy statement that Stillwater has filed with the SEC. No Offer or Solicitation This presentation is for informational purposes only and does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for, securities in the United States or any other jurisdiction. Any securities referred to herein have not been, and will not be, registered under the U.S. Securities Act of 1933 and may not be offered, exercised or sold in the United States absent registration or an applicable exemption from registration requirements. Forward Looking Statements This presentation includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “target”, “will”, “forecast”, “expect”, “potential”, “intend”, “estimate”, “anticipate”, “can” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. In this presentation, for example, statements related to expected timings of the transactions (including completion), potential transaction benefits (including financial re-ratings), pricing expectations, levels of output, supply and demand, information related to the Blitz Project, and estimations or expectations of enterprise value, EBTIDA and net asset values, are forward-looking statements. The forward-looking statements set out in this presentation involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye and Stillwater, that could cause Sibanye’s or Stillwater’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, without limitation: Sibanye’s or Stillwater’s ability to complete the proposed transaction; the inability to complete the proposed transaction due failure to obtain approval of the shareholders of Sibanye or Stillwater or other conditions in the Merger Agreement; Sibanye’s ability to successfully integrate the acquired assets with its existing operations; Sibanye’s ability to achieve anticipated efficiencies and other cost savings in connection with the transaction; Sibanye’s ability to implement its strategy and any changes thereto; Sibanye’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings and financing plans; changes in the market price of gold, platinum group metals (“PGMs”) and/or uranium. These forward-looking statements speak only as of the date of this presentation. Neither Sibanye nor Stillwater undertake any obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this presentation or to reflect the occurrence of unanticipated events. 2

Strategic recap

Our core purpose SIBANYE’S MINING IMPROVES LIVES SIBANYE’S MINING IMPROVES LIVES

Our vision SUPERIOR VALUE CREATION FOR ALL OUR STAKEHOLDERS Through mining our multi-commodity resources in a safe and healthy environment Sibanye cares 5

Industry leading relative dividend yield Current dividend yield (last twelve months (LTM) dividends paid) 1 Source: Factset and company filings. Market data as of 30 January 2017 Note: 1. Dividend yield calculated using actual dividend paid and average share price for the period, since public listing Cumulative R3.5bn (US$298m) dividends since listing – 35% of listing value in 3.5 years 6 5.9% 5.3% 1.5% 1.5% 0.9% 0.8% 0.8% 0.8% 0.6% 0.4% 0.5% 0.4% Sibanye Sibanye Avg. since IPO Gold Fields Harmony Acacia Gold Corp Randgold Agnico-Eagle Yamana Barrick Newcrest Newmont

Value creation focus Continue to drive operational excellence on existing asset base A proven operating model Robust cash flow Strong balance sheet Investing in organic growth projects in the Gold Division Growth through value accretive transactions – PGM sector a logical step Aquarius acquisition (2016) Rustenburg acquisition (2016) Stillwater acquisition (2017) Utilising operational excellence to drive cash flow in complementary Gold-PGM platform 7

Expanding PGM platform at attractive point in cycle Source: HSBC research - size of bubble represents resource size Rustenburg transaction: structured to minimise risk Relatively low capital outlay upfront Downside protection until 2019 Future payments ring-fenced to assets – upside and downside risk sharing Aquarius transaction more commercial, but at favourable point in cycle Realisation of operational and cost synergies to unlock future value Historic South Africa PGM transactions Low cost, material PGM acquisitions 8 Implats: Avmin Two Rivers AngloPlat: Union BEE Implats: Marula AQP Bid for Booysendal Eastplats: Heibei Lonmin: Southern Platinum Bokoni: Amplats Northam BEE: Zambezi Lonmin: Afriore Northam: Booysendal Aquarius: Sibanye Sibanye: Rustenburg 0 2 4 6 8 10 12 14 16 18 20 0 100 200 300 400 500 600 700 (Deal Value: US$/Resource oz) (Deal Value US$ in Millions)

Track record of strong integration to drive value accretion Aquarius integration concluded - production excellence maintained Rustenburg transaction closed as of 1 November 2016 Positive interaction with management, employees and community Workforce motivated and enthused about new opportunities Production back to planned levels after difficult first 9 months Operational review and assessment ongoing – detailed feedback to be provided in 2017 Kroondal quarterly 4E ounce production Source: Company data Proven success at identifying and integrating value upside post-acquisition 9 70,000 80,000 90,000 100,000 110,000 120,000 130,000 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 oz (4E)

Operating update For six months ended 31 December 2016 Gold production of 763,000oz in line with H1 2016 average underground gold grade 4% higher y-o-y Gold AISC 1.7% lower than forecast at R452,000/kg Growth capital being reviewed due to current USD/ZAR strength Solid performance from Platinum Division Kroondal and Mimosa beat production and cost guidance Strong turnaround at Rustenburg with production up 7% q-o-q Increased chrome production and firm spot prices enhancing operating margins at Rustenburg Platinum integration underway with realisation of initial synergies on track Growth capital under review due to current USD/ZAR strength 10

Transaction overview

Our PGM view is positive over the long-term Despite near-term headwinds, long-term fundamentals remain robust Source: Johnson Matthey, WPIC, broker consensus estimates Note: 1. Price forecasts in real terms Platinum: net market balance (koz) vs. price¹ Palladium: net market balance (koz) vs. price¹ Despite recent conservative outlooks, we believe the PGM market fundamentals remain robust SA supply expected to regress from 2020E onwards Industry-wide capex and production cuts already enforced SA platinum supply unlikely to return to pre Global financial crisis levels, when it peaked at 5.3moz in 2007 Historically significant secondary supply growth being eroded by prevailing commodity prices A material near term secondary supply recovery is not anticipated Auto sales volumes continue to rise even in diesel markets Deficit drawdowns and working capital cycle underpin a return to sustainable basket prices over the medium term Despite a weaker platinum outlook compared to palladium above ground stocks should normalize by 2018 We remain fundamentally bullish with palladium set for material deficits and platinum following suit 12 0 500 1,000 1,500 2,000 -3,000 -2,500 -2,000 -1,500 -1,000 -500 0 500 1,000 1,500 2007A 2012A 2017E 2022E Surplus / (Deficit) Ex-ETF market balance Pt Price (US $ / oz) (rhs) 0 100 200 300 400 500 600 700 800 900 -2,500 -2,000 -1,500 -1,000 -500 0 500 1,000 1,500 2,000 2,500 2007A 2012A 2017E 2022E Surplus / Deficit (koz) Ex-ETF market balance Pall Price (US $ / oz) (rhs)

Transaction summary Consideration $18.00 per share in cash, or $2.2bn for all outstanding common stock of Stillwater 23% premium to prior day close; 20% premium to 20-day VWAP as of 8 December Financing: $2.7bn bridge financing from Citi and HSBC Conditions precedent for the Transaction Sibanye shareholder approval Majority of votes cast to approve the acquisition of Stillwater 75% of votes cast to approve the issuance of new shares for contemplated rights issue Stillwater shareholder approval (majority of votes outstanding) Customary South African and U.S. regulatory approvals1 No material adverse change Sibanye shareholder support Gold One and the PIC have indicated support for the Transaction in principle Deal protection Stillwater subject to non-solicitation covenants with customary “fiduciary out” exemptions A right in favour of Sibanye to match any superior proposal A termination fee of 0.75% of Stillwater equity value A reciprocal termination fee of 1.50% of Stillwater equity value to Stillwater Source: Factset as of 8 December 2016 Note: 1. US anti-trust condition with respect to HSR Act clearance has been satisfied as announced on 19 January 2017. South African Reserve Bank (“SARB”) and Committee on Foreign Investment in the United States (“CFIUS”) filings have been submitted on schedule The Transaction has received strong initial Sibanye shareholder support 13

Expected transaction timeline Transaction timeline 9 December 2016: Transaction announcement Conditions precedent satisfied, or waived, including regulatory approvals Proxy / circular dispatched to Sibanye and Stillwater shareholders Sibanye and Stillwater shareholder meetings held to approve transaction1 Transaction closing Rights offering executed Debt offerings executed 1HY 2017 Post-Closing Expected closing in Q2 2017 following customary regulatory and stakeholder approvals Note: 1. For Sibanye, Transaction conditional on approval of the acquisition and the rights issue 14

Stillwater’s tier 1 assets

Portfolio of low cost assets with growth potential

Sibanye

STILLWATER MINING COMPANY

Stillwater Mining Company
- Headquarters: Colorado, USA
- Employees: c.1,400
- Trading: NYSE (SWC)
- 2015 Revenue: $726m
- 2015 Operating cash flow: $110m

Operating

- **Stillwater Mine (Montana, USA)**
  - 2016 2E PGM production: 330 koz[1]
  - 9m 2016 PGM cash cost[2]: $428/oz[3]
  - 2E PGM reserves: 8.8 moz @19.7 g/t
  - Est. mine life: 25+ years
- **East Boulder Mine (Montana, USA)**
  - 2016 2E PGM production: 210 koz[1]
  - 9m 2016 PGM cash cost[2]: $441/oz[3]
  - 2E PGM reserves: 11.1 moz @13.4 g/t
  - Est. mine life: 25+ years

Recycling

- **Smelter and base metals refinery**
- **Recycling facility** for:
  - Ceramic automotive catalysts
  - Petroleum catalysts
  - Industrial PGM catalysts
  - Other PGM-containing materials
- 2015 recycling volumes fed:
  - 551 koz (Pt, Pd, Rh)

Growth opportunities

- **Blitz Project**
  - Estimated first production: early 2018
  - Steady state production by 2021
  - 2E PGM production: 270-330 koz
  - Total capital: c. $250m
  - Remaining capital: c. $150m[4]
  - Est. mine life: 35+ years
- **East Boulder Project**
  - PFS ongoing for a 150-200 koz mine
  - Provides further regional optionality
- **Altar Project**
  - Copper-gold project in Argentina
- **Marathon Project**
  - PGM-copper project in Canada

Source: Company filings
Notes:
1. Based on Stillwater guidance and approximate production split year to date
2. Non-GAAP, please refer to appendix for definition
3. Total cash costs per PGM mined ounce, net of by-product and recycling credits
4. $75-95m to be spent to 1st production ($101m spent to date as of Q3 2016)

A tier one PGM producer 16

Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Significant untapped resources along strike of orebody Geographic location Stillwater River Significant expansion opportunity with 45km orebody strike Source: Company filings 17

Metallurgical complex overview Geographic location Quarterly recycling volumes (PGM recycled ounces fed) 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater River Recycling facility overview: expansion potential Smelter and base metal refinery located in Montana Processes mined and recycled materials Provides unique insight into secondary market Becoming fully integrated mine-to-market Includes processing & sampling facility with assay lab Expansion potential with modest additional capital Mining PGM Recycling Smelter Base Metal Refinery 99.95% Purity Sponge Precious Metal Refinery Converter Matte Granulated and Transferred to Refinery By-products NI & CU Removed, Creating PGM-rich Filter Cake Marketed and Sold to Customers Third Party – Johnson Matthey Process flow Advanced PGM recycling operations Produces palladium, platinum and rhodium Record 175k PGM1 recycled ounces fed in Q3 2016 Since 2009, recycling volumes have grown consistently Source: Company filings Note: Platinum + Palladium + Rhodium Stillwater Mine Creating a mine-to-market business Providing insight into the secondary market 18 116,000 108,700 151,000 161,000 130,000 154,000 169,000 175,000 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016

Transaction rationale

Strong transaction rationale Value accretive, per detailed management due diligence Positioning the Platinum Division further down the global cost curve, with potential for further cost reductions Enhancing cash flow generation to sustain industry-leading dividend Improving access to lower-cost global financing Balancing the portfolio operationally and geographically with the addition of world class assets in an attractive mining jurisdiction Enhancing the investment case 20

Building a premier global gold and PGM mining company

Sibanye

Sibanye PGM Division Ranking

2015A Palladium Production (moz)



Norilsk [3]
By-product only
2.7
Amplats [2]
1.3
Sibanye (Pro Forma) [4]
0.8
1.0
Impala
0.8
Sibanye [5] (pre-transaction)
0.4
Lonmin
0.4
Northam
0.1
RBPlats
0.1

2015A 4E Production[1] (moz)



Amplats [2]
3.6
Norilsk [3]
By-product only
3.3
Impala
2.2
Sibanye (Pro Forma) [4]
1.7
2.0
Lonmin
1.2
Sibanye [5, 6] (pre-transaction)
1.1
Northam
0.4
RBPlats
0.3

Sibanye Gold Division Ranking

2015A Gold Production (moz)



Barrick
6.1
Newmont
5.0
AngloGold
4.0
Gold Corp
3.5
Kinross
2.6
Newcrest
2.4
Gold Fields
2.1
Polyus
1.8
Agnico-Eagle
1.7
Sibanye
1.5

Includes Blitz at full ramp-up by 2021/22 (270-330koz 2E)[7]

Source: Company filings

Notes:

1. Platinum, palladium, rhodium and gold (together referred to as 3E+Au or 4E). Stillwater data on a 2E basis
2. Exclusive of Rustenburg Mine
3. Includes PGM by-products only
4. Rustenburg + Aquarius + Stillwater. Rustenburg as publicly disclosed in December 2015; Aquarius Platinum as publicly disclosed in June 2015 and depleted based on actual production to reach December 2015 figures
5. Pro forma for Rustenburg and Aquarius acquisitions
6. Excludes Gold division
7. Prill split assumed to be same as 9m'16 for Stillwater's current mining operations

Positioned globally as a top 5 PGM producer and top 10 gold producer

21

Quality growth and sustainability Expected Gold and PGM LoM production plan (next 20 years) Source: Company guidance ounces Gold Fields plan Complementary gold and PGM production profiles 22 0 500,000 1,000,000 1,500,000 2,000,000 2,500,000 3,000,000 3,500,000 4,000,000 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 Sibanye, Gold Rustenburg + Aquarius, PGM Stillwater ex. Blitz, PGM Blitz first 5 years, PGM Blitz ramped up, PGM Gold Fields plan, Gold

World class assets in an attractive mining jurisdiction High grade (20g/t), palladium biased (78% palladium), long life (+25 years), low-cost(>$500/2E oz), mechanised, operations Near term, organic and low-cost growth through the Blitz Project A mine-to-market PGM business Large PGM recycling business provides a steady margin and strategic insight into the market Further operational optimisation potential through transfer of “best practices” Positions Sibanye as a premier global gold and PGM mining company 23

Stillwater assets high-grade and long-life Source: Company filings. LoM as stated in company annual reports PGM Assets by Reserve Grade and LoM (based on published reserves) East Boulder Stillwater Mine Rustenburg Mimosa Blitz Kroondal Stillwater’s portfolio is long-life and significantly higher grade than other major players Other PGM Assets include: Amandelbult Section Bafokeng-Rasimone Bokoni Impala Marikana Modikwa Mogalakwena Pilanesberg Two Rivers Union Section Zimplats Zondereinde Blitz mine life expected to extend to 35+ years as further drilling expands current reserves Sibanye PGM mines Stillwater PGM mines 24 0 10 20 30 40 50 60 0 1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 LoM years (as defined by reserves) Grade g/t 4E

Cost reduction drivers; No exchange rate benefits Increased mechanisation Further infrastructure development Improved safety and productivity Staffing reorganization Supplier negotiations Low-cost assets Stillwater All-in-Sustaining costs (“AISC”)1 and realised prices ($/oz) c.25% AISC improvement Mid-to-high $500’s/oz AISC margin improving Source: Company filings Note: 1. Non-GAAP financial measure, please refer to appendix for definition (after Blitz ramp-up) Track record of continuous operating efficiency in-line with Sibanye’s culture of cost management 25 500 550 600 650 700 750 800 850 900 950 1,000 Q3 2014 Q4 2014 Q1 2015 Q2 2015 Q3 2015 Q4 2015 Q1 2016 Q2 2016 Q3 2016 Mid-term target AISC Realised basket price (Pt/Pd)

Moving Sibanye Platinum down the cost curve Source: Nedbank Research, Company filings Global PGM Cash cost + Capex curve (CY16E - At spot) Pro-forma Moves Sibanye down the PGM cost curve Further benefits from realisation of synergies between Rustenburg and Kroondal Stillwater’s low-cost position expected to drive through-the-cycle cash flows 26 0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 6,000 6,500 7,000 7,500 8,000 8,500 - 250 500 750 1,000 1,250 1,500 1,750 2,000 - 250 500 750 1,000 1,250 1,500 1,750 2,000 Cumulative Semi - Annual Production (koz) Cash Cost and Basket Price (US$/oz) Other Assets Stillwater Sibanye Spot PGM Basket Price Stillwater Mine Platinum Mile Mine East Boulder Mine Two Rivers (ARM / IMP) Sylvania Dumps (SLP) Mogalakwena (AMS) Mototolo (GLEN / AMS) Zimplats (IMP) BRPM (RBP) Kroondal Mimosa Modikwa (ARM / AMS) Marikana (LMI) Marula (IMP) Amandelbult Section (AMS) Bokoni (ATL) Rustenburg Section Booysendal (NHM) Pandora (LMI / AMS) Zondereinde (NHM) Unki (AMS) Union Section (AMS) Impala Mine (IMP) Twickenham (AMS) Maseve (PTM)

Strong culture fit Employees and safety Focus on proactive safety and health systems to reduce loss and promote improvement Environmental excellence State-of-the-art systems and treatment facilities Strive to exceed environmental standards Signatory to a voluntary Good Neighbour Agreement with local community Community engagement Sustained investment into local communities through donations to several local foundations Provide access to higher education through scholarships Sibanye Stillwater Shared focus on stakeholder engagement and responsibility 27

Value analysis and financing plan

NAV accretive

Sibanye

Broker target share price for Stillwater vs. Offer price



$18.00 Offer Price
$17.49 Average
17.20
16.00
21.00
18.00
19.25
14.00
17.00
Nedbank 23-Nov-16
JPM 07-Nov-16
FBR 02-Nov-16
BMO 28-Oct-16
BoAML 28-Oct-16
GS 28-Oct-16
RBC 28-Oct-16
Management NAVPS Estimate[1]
Target price ($/sh)
Offer price ($/sh)
Target price avg. ($/sh)

Source: Broker research, FactSet, Bloomberg
Note: 1. Includes growth projects and assumes sustained operational efficiencies

Sibanye diligence suggests NAV opportunity beyond the average broker target price

29

Accretive transaction at favourable point in cycle The Transaction is expected to be accretive to cash flow per share following the ramp up of the Blitz Project Blitz Project under development, ramping up to expected steady state production of 270,000oz – 330,000oz by 2021 / 2022 Increase in low cost production from Blitz and reduced project capital is expected to drive total Stillwater AISC lower Commodity pricing in line with market consensus - allows for further cash flow enhancement in a commodity cycle upturn Source: Company filings Note: Production profile, SWM and EB held at current production and company guidance on Blitz used to extrapolate to full production in 2022 Transaction meets Sibanye’s internal hurdles to deliver value to shareholders Forecast Actual Stillwater Mine East Boulder Mine Blitz Project 30 Stillwater Mined Production (2E oz) 0 200,000 400,000 600,000 800,000 1,000,000 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2E oz

Positions Sibanye shareholders for a potential re-rating

Sibanye

- Other geographically diversified precious metals companies currently trade at premiums to pure play South African gold peers
- PGM producers trade at premium to gold producers in South Africa

Price / NAV[2]
(peer mean shown)


0.8x
0.9x
1.2x
Sibanye3
South African4 PGM Miners
International Gold5 Miners

Sibanye Pro forma 4E production by geography[1]


31%
69%
USA
Southern Africa

EV / 2017E EBITDA[2]
(peer mean shown)


3.4x
12.9x
8.4x
Sibanye3
South African4 PGM Miners
International Gold5 Miners

Source: Factset and Broker research. Market data as of 30 January 2017
Notes:
1. 2015 Production for Stillwater (2E), Rustenburg (4E) and Aquarius (4E)
2. Non-GAAP financial measure, please refer to appendix for definition
3. Based on mean of select broker research
4. Include Royal Bafokeng, Northam, Amplats, Impala
5. Include Agnico-Eagle, Newcrest, Newmont, Goldcorp, Barrick, Yamana and Kinross

Potential upside to current valuation multiples

31

Acquisition funding with equity raise Sibanye’s will have concluded c.$2.8bn of acquisitions (including Stillwater) in relation to its PGM strategy since 2015 – all cash funded Acquired Aquarius Platinum for $294m (2016) Acquired Rustenburg Operations for $326m (2016) Announced acquisition of Stillwater for $2.2bn (2017) Equity raised represents less than half of total capital committed to building a world class PGM business Sibanye intends to maintain prudent balance sheet to support its industry-leading dividend policy Important to maintain a credit rating which allows for efficient cost of funding and market access Transaction consideration funded by: $2.7bn bridge financing from Citi and HSBC to fund the transaction consideration and repayment of Stillwater debt Permanent financing structure: $0.3bn from existing Stillwater cash balance Capital market transaction post-closing A rights issue of between $0.75bn and $1.3bn New credit facilities and bonds Target long-term leverage below 1.0x EBITDA1 Balanced acquisition funding plan preserves future flexibility 32 Note: 1. Non-GAAP financial measure, please refer to appendix for definition

Rights offering supports capital structure flexibility

Sibanye

Net Debt[1] / Last twelve months (LTM) EBITDA[1]



PF Net Debt / 2017E EBITDA w/ $750m RO at January 2017 Average Spot Price and FX[4]
PF Net Debt / 2017E EBITDA w/ $1.3bn RO at January 2017 Average Spot Price and FX[4]
~2.9x
2.3x
2.1x
2.5x
~2.0x
1.9x
1.9x
1.6x
1.6x
1.5x
1.1x
<1.0x
0.9x
0.6x
0.5x
0.3x
NM
NM
Sibanye Pro Forma w/o Rights Offering 2
Yamana
Goldcorp
Sibanye Pro Forma with $750m Rights Offering 2
AngloGold
Newcrest
Gold Fields
Barrick
Newmont
Sibanye Long-Term Target
Kinross
Sibanye 3
Agnico-Eagle
Harmony
Acacia
Randgold

Source: Company filings, FactSet

Note: Yamana, Goldcorp, Barrick, Newmont, Kinross, Agnico-Eagle, Acacia and Randgold LTM as of 30 September 2016. AngloGold, Newcrest, Gold Fields, Sibanye and Harmony LTM as of 30 June 2016

1. Non-GAAP financial measure, please refer to appendix for definition
2. Pro forma 2016 net debt excludes Burnstone debt and cash as well as fees and expenses related to the Transaction. Sibanye EBITDA annualised for the year ended 30 June 2016 and Pro forma for full year Rustenburg contribution
3. Excludes Burnstone debt and cash, as per mid year 2016 results presentation
4. January 2017 average price based on January 1st to January 30th 2017, PF net debt as of year end 2016 excludes Burnstone debt and cash and pro forma for transaction. PF2017E EBITDA pro forma for full year transaction impact

Funding plan focused on reaching long-term net leverage targets of <1.0x

33

Transaction Progress Has Been Positive To-Date Positive interaction with Stillwater workforce and key stakeholders immediately post-announcement Investor feedback during roadshows indicated general support and a preference for minimal financial gearing as a result of the Transaction US anti-trust condition with respect to HSR Act1 has been satisfied as announced on 19 January 2017 Remaining regulatory approvals (CFIUS and SARB) submitted and approvals pending Bridge syndication process attracting significant interest 34 Note: 1. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Conclusion

Key takeaways Transaction complements Sibanye’s strategic vision of creating a premier global gold and PGM mining company Enhances the asset base - becoming a globally competitive South African mining champion Being value accretive, per detailed management due diligence Sibanye well positioned to take advantage of the long-term PGM market fundamentals Appropriately/well priced for current stage in the commodity cycle Financing structured to: Ensure ability to maintain industry leading dividend Provide access to low cost, global financing Positions Sibanye for a potential valuation re-rating 36

Conclusion “We believe that this is a transformative transaction at a positive time in the cycle. With world-class operating assets and resource base, we are creating a cash-generative, globally competitive, South African mining champion” - Neal Froneman, CEO of Sibanye Creating a premier, global precious metals miner 37

Questions 38

Appendix

Stillwater financials Source: Company filings Note: 1. Other includes: Losses on trade receivable and inventory purchases, (Gain) / loss on disposal of PP&E, Loss on long-term investments, Impairment of PP&E and non-producing mineral properties, Exploration, Proxy contest, Accelerated equity based compensation for change in control, Reorganization $ in m, unless stated otherwise 2013a 2014a 2015a 9m ended Sep 16 2E mine sales, koz 509 542 507 415 PGM Recycled, koz 542 384 340 266 2E basket price, $/oz 887 934 774 679 AISC, $/PGM oz 813 784 709 609 Total Revenues 1,040 944 726 496 Mine production 479 536 416 299 PGM Recycling 561 402 310 197 Other 0 6 0 0 Total costs of metals sold 841 729 595 397 Mine production 314 333 294 209 PGM Recycling 527 391 301 189 Other 0 5 0 0 Total depletion, depreciation and amortization 59 67 65 56 Mine production 58 66 64 55 PGM Recycling 1 1 1 1 General and administrative 47 35 34 25 Others1 489 14 52 4 Operating income (loss) (397) 98 (20) 13 Net cash provided by operating activities 149 188 110 38 Capital expenditure (129) (120) (107) (62) 40

Stillwater mine Ownership 100% Stillwater Location J-M Reef, Montana Mining Statistics Status: Producing Mine type: Underground Initial production: 1986 2016E PGM production: 330 koz1 2015A PGM production: 320 koz 9m 2016 PGM cash cost: $428/oz (-16% y-on-y) 2015 same period: $507/oz Est. mine life: 25+ years Reserves PGM reserves: 8.8 moz (78% Pd) Avg. PGM reserve grade: 19.7 g/t Infra-structure Developed a 6.8 mile/10.9km-long UG segment of J-M Reef Mill and concentrator on site Geology J-M Reef is the world’s highest grade PGM deposit Succession of ultramafic to mafic rocks Royalty2 Franco-Nevada 5% NSR royalty Mouat family 0.35% NSR royalty Asset overview Geographic location Mine site overview Source: Company filings Notes: 1. Based on Stillwater guidance and approximate production split year to date 2. 840 claims subject to 5% NSR payable to Franco Nevada, 143 claims subject to 0.35% NSR payable to Mouat family and 115 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves Stillwater Mine Stillwater Mine Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Stillwater River 41

East Boulder mine Ownership 100% Stillwater Location J-M Reef, Montana Mining Statistics Status: Producing Mine type: Underground Initial production: 2002 2016E PGM production: 210 koz1 2015A PGM production: 201 koz 9m 2016 PGM cash cost: $441/oz (-15% y-on-y) 2015 same period: $517/oz Est. mine life: 25+ years Reserves PGM reserves: 11.1 moz (78% Pd) Avg. PGM reserve grade: 13.4 g/t Infra-structure Developed 3.2 mile/5.1km strike extent of J-M Reef Mill and concentrator on site Geology J-M Reef is the world’s highest grade PGM deposit Succession of ultramafic to mafic rocks Royalty2 Franco-Nevada 5% NSR royalty Mouat family 0.35% NSR royalty Asset overview Geographic location Mine site overview Stillwater Mine East Boulder Mine Stillwater Mine 90 89 212 310 191 89 Livingston Big Timber McLeod NYE Fishtail Red Lodge Absarokee Columbus Laurel Billings Sweet Grass Stillwater Park Carbon Big Horn Boulder River Yellowstone River Yellowstone River E. Boulder River Stillwater River Bear Tooth Mountain Range 298 420 419 78 72 Yellowstone East Boulder Mine 87 Metallurgical Complex, Recycling Facilities Stillwater Mine Stillwater River Source: Company filings Notes: 1. Based on Stillwater guidance and approximate production split year to date 2. 840 claims subject to 5% NSR payable to Franco Nevada, 143 claims subject to 0.35% NSR payable to Mouat family and 115 claims subject to both royalties. Franco Nevada estimates that their NSR royalty currently covers 80-85% of the Stillwater mine reserves 42

Blitz project

Sibanye

Asset overview

Ownership	• 100% Stillwater	
Location	• Beartooth Mountains, Montana	
Mining Statistics	• Status	Development
	• Mine type:	Underground
	• Est. first production:	Early 2018
	• Production target:	270 – 330 koz 2E
	• Total capital spend:	$250 million
	• Capital spend remaining:	$150 million
Project Update	• Primarily growth production for the first decade	
	• Crew for ore access moved to Blitz in August	
	• Optionality to increase production rate and ramp up	
	• Expected to reduce Stillwater's average AISC	
	• Drilling continues to demonstrate high grades	
	• Project acceleration has potential to maximize NPV	
	• Steady state production by 2021	

Mine site overview



Meters
2,400m
E 70,000'
2,100m
Blitz Project
E 10,000'
3,000m
Feet
8,000'
Surface
56E 11.5
40593 0.8ft @ 7.14oz/t PGM
40585 9.0ft @ 0.57oz/t PGM
40589 1.2ft @ 1.76oz/t PGM
56E10.4
40546 20.9ft @ 1.70oz/t PGM
40547 14.4ft @ 1.19oz/t PGM
40553 12.3ft @ 1.36oz/t PGM
40552 3.9ft @ 2.49oz/t PGM
40548 8.0ft @ 1.00oz/t PGM
40571 2.4ft @ 2.78oz/t PGM
40553 2.6ft @ 1.40oz/t PGM
40555 4.9ft @ 0.69oz/t PGM
40547 8.4ft @ 0.34oz/t PGM
40554 1.4ft @ 2.06oz/t PGM
40554 3.4ft @ 0.81oz/t PGM
40553 3.5ft @ 0.73oz/t PGM
40553 3.4ft @ 0.71oz/t PGM
56E 10.7
40620 11.9ft @ 1.29oz/t PGM
40619 3.0ft @ 2.23oz/t PGM
40618 6.6ft @ 0.35oz/t PGM
6,000'
56E 10.4
56E 10.7
56E 11.5
1,200m
4,000'
Stillwater Mine
Proven and Probable PGM Reserve Area (2015)
Blitz Project Area
Mineralized Material Outline
Existing Mine Development
TBM Drive
Conventional 56 FWL Drive
Underground Drilling Sample Areas
1,000 feet
300m
V & H Scale
Note: Intervals are Estimated True Widths.

Source: Company filings

43

Stillwater PGM reserves Source: Company filings Note: 1 Imperial (short tons) converted to metric (long tonnes) Stillwater Mine East Boulder Mine Total Montana Mines Ore Tonnes1 Avg. Grade Cont. Ounces Ore Tonnes Avg. Grade Cont. Ounces Ore Tonnes1 Avg. Grade Cont. Ounces (000's) (g/t) (000's) (000's) (g/t) (000's) (000's) (g/t) (000's) As of December 31, 2015 Proven Reserves 2,947 20.39 1,932 2,388 13.78 1,055 5,334 17.40 2,987 Palladium 15.93 1,509 10.63 826 Platinum 4.28 423 2.74 229 Probable Reserves 10,978 19.55 6,900 23,115 13.37 10,024 34,093 15.36 16,924 Palladium 15.27 5,389 10.63 7,845 Platinum 4.28 1,511 2.74 2,179 Total Proven and Probable Reserves 13,924 19.70 8,832 25,503 13.40 11,079 39,427 15.64 19,911 Palladium 6,898 8,671 Platinum 1,934 2,408 44

Near-term, low-cost growth Gold equivalent production1 (koz) Blitz continues the Sibanye strategy of growth via quality assets with attractive returns Source: Company filings Notes: Au-eq production figures for Rustenburg, Aquarius and Stillwater calculated using 2015 average prices for illustration; Au:$1,159/oz, Pd:$690/oz, Pt:$1,055/oz and Rh:$954/oz 2015 pro-forma production plus Blitz run-rate production expected in 2021-2022 c.200 c.3,021 In addition, Stillwater recycled c.400 koz in 2015A Remaining capex to be spent: c.$150m Stillwater PGM Sibanye Gold Sibanye PGM 2 45 1,220 1,430 1,589 1,536 253 685 347 1,789 2,474 2,821 2,821 2012 2013 2014 2015 Aquarius 2015 Rustenburg 2015 Stillwater 2015 Pro Forma 2015 Blitz c.2021 / 2022 (expected) Pro Forma Blitz

Definitions Stillwater AISC*: All-In Sustaining Costs (Non-GAAP): This non-GAAP financial measure is used as an indicator from period to period of the level of total cash required by the company to maintain and operate the existing mines, including corporate administrative costs and replacement capital. The measure is calculated beginning with costs of metal sold - Mine Production, the Company's most directly comparable GAAP financial measure and adding to it the change in mined inventories, and adjusting for the by-product and recycling income credits, domestic corporate general and administrative costs (excluding any depreciation and general and administrative costs of foreign subsidiaries) and that portion of total capital expenditures associated with sustaining the current level of mining operations. Capital expenditures, however, for Blitz and certain other one-time projects are not included in the calculation. When divided by the total recoverable PGM mined ounces produced in the respective period, All-In Sustaining Costs per PGM Mined Ounce Produced (Non-GAAP) provides an indication of the level of total cash required to maintain and operate the mines per PGM ounce produced in the period. Recoverable PGM ounces from production are an indication of the amount of PGM product extracted through mining in any period. Because the objective of PGM mining activity is to extract PGM material, the all-in cash costs per PGM mined ounce to produce PGM material, administer the business and sustain the operating capacity of the mines is a useful measure for comparing overall extraction efficiency between periods. This measure is affected by the total level of spending in the period and by the grade and volume of mined ore produced. Stillwater Cash costs*: Total Combined Cash Costs (Non-GAAP): This non-GAAP financial measure is calculated as total costs of metals sold - Mine Production adjusted for the change in mined inventories to calculate Total Combined Cash Costs before by-product and recycling income credits, (Non-GAAP). From this calculation, the Company deducts by-product and recycling income credits to arrive at Total Combined Cash Costs, net of by-product and recycling income credits. Total Combined Cash Costs is a measure of extraction efficiency. The Company uses this measure as a comparative indication of the cash costs related to production and processing in its mining operations in any period. When divided by PGM ounces produced in the respective period, Total Combined Cash Costs, net of by-products and recycling income credits (Non-GAAP), measured for each mine or combined, provides an indication of the level of combined cash costs incurred per PGM ounce produced in that period. Stillwater Non-GAAP financial measures For a full description and reconciliation of non-GAAP financial measures to GAAP financial measures, see Reconciliation of GAAP Financial Measures to Non-GAAP Financial Measures and the accompanying discussion in the Company's relevant 10Q or 10K results release. EBITDA: EBITDA is earnings before interest, tax, depreciation and amortization, and is calculated as net operating profit before depreciation and amortisation NAV: NAV is the value of the assets minus the value of liabilities Net Debt: Net debt represents borrowings and bank overdraft less cash and cash equivalents Borrowings are only those borrowings that have recourse to Sibanye and therefore exclude the Burnstone Debt. Borrowings exclude related party loans. *AISC and total cash cost definition sourced from Stillwater company filings 46